DSM Press Release

820-3120

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: [redacted]
E-mail: me[redacted]

RECEIVED
2008 APR -2 P 2:42

DSM

SUPPL

09045768

17E

Heerlen (NL), 11 March 2008

DSM obtains exclusive world-wide license for innovative drug delivery technology

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces that DSM Biomedical obtained an exclusive world-wide license for a unique drug & biologics delivery system developed by MediVas LLC. Integrated into DSM's Trancerta® Drug Delivery platform, this will open up a broad range of opportunities for next generation drug delivery. DSM's activities in this field are an illustration of the way DSM is leveraging its competences in Materials Sciences into Life Sciences applications.

MediVas' technology for the delivery of biologics and drugs is based on a next generation set of polymers exclusively licensed from Cornell University. Generated from research both at Cornell and at MediVas, the company has an IP portfolio containing over 60 issued or pending patents. The polymers are biodegradable, biocompatible and bioabsorbable. Furthermore they are non-inflammatory and allow greater control over the rate and duration of release of their therapeutic payload.

The technology can be used with a diverse group of drug candidates, from small molecule drugs to large molecules like proteins, peptides and nucleic acids, thus expanding the possible application areas of DSM's Trancerta® platform. The license DSM obtained applies for the development of drug delivery systems aimed at treating ophthalmic, (cardio)vascular, musculoskeletal diseases and at providing general pain relief.

"Through this deal we bring in the first fully developed biodegradable polymer into DSM's *Biomedical portfolio, which significantly enhances our materials competences. This will help us realize our ambition to build a portfolio of drug delivery technologies tailored at the specific needs of the health industry. MediVas' technology is already proven in two clinical studies which should allow us to accelerate the commercialization of our drug delivery technologies in partnerships with Pharma, Biotech and Medical Device companies,"* said Steve Hartig, President of DSM Biomedical.

"The license with DSM is an ideal strategic fit which will accelerate the efforts of MediVas to commercialize our novel biopolymer technology. DSM's extensive materials expertise and broad industrial capabilities provide MediVas with a valuable partner in advancing our respective projects through the clinic. We look forward to working closely with DSM in applying our technology to meet the rapidly increasing demand for improved drug and biologic delivery systems," commented Kenneth Carpenter, Chairman and CEO of MediVas.

Through its Trancerta® drug delivery system, DSM is now able to offer pharma, biotech and medical device companies a new opportunity to increase the commercial potential of their R&D investments by extending the commercial lifetime of patented drugs and, through more targeted delivery, improving the chances of pipeline products to successfully pass clinical trials.

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With its drug delivery activities DSM has expanded its scope in the pharma value chain. In combination with its existing capabilities in drug development, drug formulation and low cost, environmentally-friendly drug manufacturing as provided by its business groups DSM Pharmaceutical Products and DSM Anti-Infectives, DSM is now able to offer its pharmaceutical, biotech and medical device partners a complete and cost-effective turnkey solution for the entire life cycle of drug creation.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

DSM Biomedical
DSM Biomedical develops novel materials-based solutions to meet the present and future needs of the medical device and pharmaceutical industries. Its portfolio includes coatings, drug delivery platforms and a wide range of biomedical materials for use in short and long term implantable medical devices. In drug delivery, DSM employs the Trancerta™ Drug Delivery approach which is based on DSM's core strengths in polymers combined with its extensive in-house library of synthesis methods, formulation and processing techniques. DSM's current biomedical portfolio also includes ComfortCoat™ hydrophilic and antimicrobial coating technology for catheters, guidewires and stent delivery systems and Dyneema Purity®, a high performance polyethylene fiber technology, which has been developed specifically for use in medical applications, such as orthopedic implants. Last year the company acquired the Polymer Technology Group, a market leader in the field of biomedical polymers. Furthermore, a research and development program specifically aimed at extending DSM's material portfolio for the orthopedic industry has been started. For more information, visit www.dsmbiomedical.com.

MediVas LLC
Using its proprietary family of biodegradable and biocompatible polymers, MediVas has developed unique platforms for the delivery of biologics. MediVas is utilizing its novel polymer technology in collaboration with some of the world's largest pharmaceutical companies, as well as on its own internal product development efforts, to create groundbreaking medical advancements. By combining therapeutic proteins and other biologics with a MediVas polymer, delivery routes that were previously unattainable, such as oral, intranasal, inhaled or subcutaneous injection, can now be achieved. With these routes of delivery then available, MediVas' delivery system can make the administration of the biologic more convenient, more efficacious and safer, leading to higher patient compliance and overall better health. For more information visit www.medivas.com.

DSM Press Release

DSM

For more information:

DSM Corporate Communications
André van der Elsen
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

MediVas, LLC
Joseph Dowling, President
tel. +1 (858) 622-2005
fax +1 (858) 366-7301
email jdowling@medivas.com